Exhibit 99.1

Pop Culture Group Co., Ltd

(incorporated in the Cayman Islands with limited liability)

(Nasdaq: CPOP)

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the extraordinary general meeting (the “Meeting”) of the shareholders of Pop Culture Group Co., Ltd (the “Company”) will be held on May 15, 2026, at 9:30 A.M., Eastern Time (May 15, 2026, at 9:30 P.M., local time) at Room 1207-08, No. 2488 Huandao East Road, Huli District, Xiamen City, Fujian Province, The People’s Republic of China.

The Meeting and any or all adjournments thereof will be held for the purpose of shareholders considering and, if deemed appropriate, passing the following resolutions:

1. Approval of a 10:1 Share Consolidation

“It is resolved, as an ordinary resolution with immediate effect, that:

(a)	the authorised, issued, and outstanding shares of the Company (collectively, the “Shares”) be consolidated and divided by consolidating:

(i)	every 10 Class A Ordinary Shares of par value US$0.01 each into one Class A Ordinary Share of par value US$0.1 each;

(ii)	every 10 Class B Ordinary Shares of par value US$0.01 each into one Class B Ordinary Share of par value US$0.1 each; and

(iii)	every 10 Class C Ordinary Shares of par value US$0.01 each into one Class C Ordinary Share of par value US$0.1 each;

with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association (the “Share Consolidation”);

(b)	as a result of the Share Consolidation, the authorised share capital of the Company be amended from US$2,960,000 divided into 264,400,000 Class A Ordinary Shares of par value US$0.01 each, 30,600,000 Class B Ordinary Shares of par value US$0.01 each and 1,000,000 Class C Ordinary Shares of par value US$0.01 each to US$2,960,000 divided into 26,440,000 Class A Ordinary Shares of par value US$0.1 each, 3,060,000 Class B Ordinary Shares of par value US$0.1 each and 100,000 Class C Ordinary Shares of par value US$0.1 each; and

(c)	no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share.”

2. Approval of a Share Capital Increase

“It is resolved, as an ordinary resolution with effect immediately following the Share Consolidation, that the authorised share capital of the Company be increased from US$2,960,000 divided into 26,440,000 Class A Ordinary Shares of par value US$0.1 each, 3,060,000 Class B Ordinary Shares of par value US$0.1 each and 100,000 Class C Ordinary Shares of par value US$0.1 each, to US$29,600,000 divided into 264,400,000 Class A Ordinary Shares of par value US$0.1 each, 30,600,000 Class B Ordinary Shares of par value US$0.1 each and 1,000,000 Class C Ordinary Shares of par value US$0.1 each US$264,400,000 divided into 264,400,000 Class A Ordinary Shares of par value US$0.1 each, 30,600,000 Class B Ordinary Shares of par value US$0.1 each and 1,000,000 Class C Ordinary Shares of par value US$0.1 each, by the creation of 237,960,000 Class A Ordinary Shares of par value US$0.1 each, 27,540,000 Class B Ordinary Shares of par value US$0.1 each and 900,000 Class C Ordinary Shares of par value US$0.1 each (the “Share Capital Increase”).”

3. Adoption of Amended and Restated Memorandum of Association

“It is resolved, as a special resolution, that subject to and immediately following the Share Capital Increase being effected, the Company adopt amended and restated memorandum of association, in the form attached to the notice of meeting and proxy statement delivered to shareholders and dated April 24, 2026, in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect the Share Capital Increase.”

4. Adoption of Amended and Restated Articles of Association

“It is resolved, as a special resolution with immediate effect, that the Company adopt amended and restated articles of association, in the form attached to the notice of meeting and proxy statement delivered to shareholders and dated April 24, 2026, in substitution for, and to the exclusion of, the Company’s existing articles of association.”

5. Approval of Further Share Consolidations

“It is resolved as an ordinary resolution that:

(a)	conditional upon the approval of the board of directors of the Company (the “Board”) in its sole discretion, with effect as of the date the Board may determine (the “Effective Date”):

(i)	the authorised, issued, and outstanding Class A ordinary shares, Class B ordinary shares and Class C ordinary shares of the Company (collectively, the “Shares”) be consolidated at any one time or multiple times during a period of up to one year from the date of the Meeting, at the exact consolidation ratio and effective time as the Board may determine in its sole discretion, provided always that the accumulated consolidation ratio for all such share consolidation(s) (together, Further Share Consolidations, and each a Further Share Consolidation) shall not be less than 2:1 nor greater than 250:1, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association;

(ii)	no fractional Shares be issued in connection with the Further Share Consolidation(s) and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Further Share Consolidation(s), the total number of Shares to be received by such shareholder be rounded up to the next whole Share; and

(iii)	any change to the Company’s authorised share capital in connection with, and as necessary to effect, the Further Share Consolidation(s) be and is hereby approved, such amendment to be determined by the Board in its sole discretion; and

(b)	any one director or officer of the Company be and is hereby authorised, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Further Share Consolidation(s), if and when deemed advisable by the Board in its sole discretion.”

6. Adoption of Further Amended and Restated Memorandum of Association

“It is resolved, as a special resolution, that subject to and immediately following any and each Further Share Consolidation being effected, the Company adopt amended and restated memorandum of association in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect changes to the Company’s authorised share capital as a consequence of each such Further Share Consolidation.”

7.Approval of Adjournments

“It is resolved, as an ordinary resolution, to adjourn the general meeting to a later date or dates or sine die, if necessary or desirable, in the opinion of the directors, to permit further solicitation and vote of proxies if, at the time of the meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.”

The Company’s board of directors has fixed the close of business on April 22, 2026 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Meeting or any adjournment thereof. Only holders of the Class A ordinary shares, Class B ordinary shares and Class C ordinary shares of the Company on the Record Date are entitled to receive notice of and to vote at the Meeting or any adjournment thereof.

Shareholders may obtain a copy of the proxy materials from the Company’s website at cpop.cn.

Management is soliciting proxies. Shareholders who are entitled to attend and vote at the Meeting or any adjournment thereof are entitled to appoint one or more proxies to attend and vote on that shareholder’s behalf. Shareholders who wish to appoint a proxy are requested to complete, date, and sign the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the proxy statement accompanying this Notice and (i) vote it online at www.transhare.com, (ii) vote it by email at Proxy@Transhare.com, (iii) vote it by fax at 1.727. 269.5616, or (iv) mail it or deposit it to Attn: Proxy Team, Transhare Corporation, Bayside Center 1, 17755 North US Highway 19, Suite # 140, Clearwater FL 33764.

For the proxy to be valid, the duly completed and signed form of proxy must be received before the time appointed for holding the Meeting or any adjournment of the Meeting. A shareholder may appoint as his, her, or its proxy a person other than those named in the enclosed form of proxy. A proxy needs not be a shareholder of the Company.

By Order of the Board of Directors,

/s/ Zhuoqin Huang
Zhuoqin Huang
Chief Executive Officer, Director, and Chairman of the Board of Directors

Xiamen, China

April 24, 2026

POP CULTURE GROUP CO., LTD

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

May 15, 2026

9:30 A.M., Eastern Time

PROXY STATEMENT

The board of directors (the “Board of Directors”) of Pop Culture Group Co., Ltd (the “Company”) is soliciting proxies for the extraordinary general meeting of shareholders (the “Meeting”) of the Company to be held on May 15, 2026, at 9:30 A.M., Eastern Time (May 15, 2026, at 9:30 P.M., local time) at Room 1207-08, No. 2488 Huandao East Road, Huli District, Xiamen City, Fujian Province, The People’s Republic of China.

Registered shareholders and duly appointed proxyholders will be able to attend, participate, and vote at the Meeting. Beneficial shareholders who hold their ordinary shares through a broker, investment dealer, bank, trust corporation, custodian, nominee, or other intermediary who have not duly appointed themselves as proxyholders will be able to attend as guest, but will not be able to participate in or vote at the Meeting.

Holders of the Class A, Class B and Class C ordinary shares of the Company of record at the close of business on April 22, 2026 (the “Record Date”) are entitled to attend the Meeting or at any adjournment thereof. Only holders of Class A and Class B ordinary shares of the Company of record on the Record Date are entitled to vote at the Meeting. As of the Record Date, there were 71,362,733 Class A ordinary shares, 10,576,308 Class B ordinary shares and 0 Class C ordinary shares outstanding. Each holder of the Company’s Class A ordinary shares shall be entitled to one vote in respect of each Class A ordinary share held by such holder on the Record Date and each holder of the Company’s Class B ordinary shares shall be entitled to 100 votes in respect of each Class B ordinary share held by such holder on the Record Date..

Any shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. A proxy needs not be a shareholder of the Company.

PROPOSALS TO BE VOTED ON

At the Meeting, resolutions will be proposed as follows:

1. Approval of a 10:1 Share Consolidation

“It is resolved, as an ordinary resolution with immediate effect, that:

(a)	the authorised, issued, and outstanding shares of the Company (collectively, the “Shares”) be consolidated and divided by consolidating:

(i)	every 10 Class A Ordinary Shares of par value US$0.01 each into one Class A Ordinary Share of par value US$0.1 each;

(ii)	every 10 Class B Ordinary Shares of par value US$0.01 each into one Class B Ordinary Share of par value US$0.1 each; and

(iii)	every 10 Class C Ordinary Shares of par value US$0.01 each into one Class C Ordinary Share of par value US$0.1 each;

with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association (the “Share Consolidation”);

(b)	as a result of the Share Consolidation, the authorised share capital of the Company be amended from US$2,960,000 divided into 264,400,000 Class A Ordinary Shares of par value US$0.01 each, 30,600,000 Class B Ordinary Shares of par value US$0.01 each and 1,000,000 Class C Ordinary Shares of par value US$0.01 each to US$2,960,000 divided into 26,440,000 Class A Ordinary Shares of par value US$0.1 each, 3,060,000 Class B Ordinary Shares of par value US$0.1 each and 100,000 Class C Ordinary Shares of par value US$0.1 each; and

(c)	no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share.”

2. Approval of a Share Capital Increase

“It is resolved, as an ordinary resolution with effect immediately following the Share Consolidation, that the authorised share capital of the Company be increased from US$2,960,000 divided into 26,440,000 Class A Ordinary Shares of par value US$0.1 each, 3,060,000 Class B Ordinary Shares of par value US$0.1 each and 100,000 Class C Ordinary Shares of par value US$0.1 each, to US$29,600,000 divided into 264,400,000 Class A Ordinary Shares of par value US$0.1 each, 30,600,000 Class B Ordinary Shares of par value US$0.1 each and 1,000,000 Class C Ordinary Shares of par value US$0.1 each US$264,400,000 divided into 264,400,000 Class A Ordinary Shares of par value US$0.1 each, 30,600,000 Class B Ordinary Shares of par value US$0.1 each and 1,000,000 Class C Ordinary Shares of par value US$0.1 each, by the creation of 237,960,000 Class A Ordinary Shares of par value US$0.1 each, 27,540,000 Class B Ordinary Shares of par value US$0.1 each and 900,000 Class C Ordinary Shares of par value US$0.1 each (the “Share Capital Increase”).”

3. Adoption of Amended and Restated Memorandum of Association

“It is resolved, as a special resolution, that subject to and immediately following the Share Capital Increase being effected, the Company adopt amended and restated memorandum of association, in the form attached to the notice of meeting and proxy statement delivered to shareholders and dated April 24, 2026, in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect the Share Capital Increase.”

4. Adoption of Amended and Restated Articles of Association

“It is resolved, as a special resolution with immediate effect, that the Company adopt amended and restated articles of association, in the form attached to the notice of meeting and proxy statement delivered to shareholders and dated April 24, 2026, in substitution for, and to the exclusion of, the Company’s existing articles of association.”

5. Approval of Further Share Consolidations

“It is resolved as an ordinary resolution that:

(a)	conditional upon the approval of the board of directors of the Company (the “Board”) in its sole discretion, with effect as of the date the Board may determine (the “Effective Date”):

(i)	the authorised, issued, and outstanding Class A ordinary shares, Class B ordinary shares and Class C ordinary shares of the Company (collectively, the “Shares”) be consolidated at any one time or multiple times during a period of up to one year from the date of the Meeting, at the exact consolidation ratio and effective time as the Board may determine in its sole discretion, provided always that the accumulated consolidation ratio for all such share consolidation(s) (together, Further Share Consolidations, and each a Further Share Consolidation) shall not be less than 2:1 nor greater than 250:1, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association;

(ii)	no fractional Shares be issued in connection with the Further Share Consolidation(s) and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Further Share Consolidation(s), the total number of Shares to be received by such shareholder be rounded up to the next whole Share; and

(iii)	any change to the Company’s authorised share capital in connection with, and as necessary to effect, the Further Share Consolidation(s) be and is hereby approved, such amendment to be determined by the Board in its sole discretion; and

(b)	any one director or officer of the Company be and is hereby authorised, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Further Share Consolidation(s), if and when deemed advisable by the Board in its sole discretion.”

6. Adoption of Further Amended and Restated Memorandum of Association

“It is resolved, as a special resolution, that subject to and immediately following any and each Further Share Consolidation being effected, the Company adopt amended and restated memorandum of association in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect changes to the Company’s authorised share capital as a consequence of each such Further Share Consolidation.”

7.Approval of Adjournments

“It is resolved, as an ordinary resolution, to adjourn the general meeting to a later date or dates or sine die, if necessary or desirable, in the opinion of the directors, to permit further solicitation and vote of proxies if, at the time of the meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.”

The Board of Directors recommends a vote “FOR” each of the Proposals No. 1 to No. 7.

VOTING PROCEDURE FOR HOLDERS OF ORDINARY SHARES

Shareholders entitled to vote at the Meeting may do so at the Meeting. Shareholders who are unable to attend the Meeting or any adjournment thereof and who wish to ensure that their ordinary shares will be voted are requested to complete, date, and sign the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the proxy statement accompanying this Notice (i) vote it online at www.transhare.com, (ii) vote it by email at Proxy@Transhare.com, or  (iii) mail it or deposit it to Attn: Proxy Team, Transhare Corporation, Bayside Center 1, 17755 North US Highway 19, Suite # 140, Clearwater FL 33764.

QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

The following questions and answers are intended to address briefly some commonly asked questions regarding the Meeting. These questions and answers may not address all of the questions that may be important to you as a shareholder. To better understand these matters, you should carefully read this entire proxy statement.

Q: Why am I receiving this proxy statement?

A: The Company is holding an extraordinary general meeting of shareholders to approve the Share Consolidation, the Share Capital Increase, the adoption of Amended and Restated Memorandum of Association to reflect the Share Capital Increase, the adoption of Amended and Restated Articles of Association, authorization for Future Share Consolidations, adoption of further Amended and Restated Memorandum of Association to reflect Future Share Consolidations, and an adjournment proposal, if necessary.

The Company has included in this proxy statement important information about the Meeting. You should read this information carefully and in its entirety. The enclosed voting materials allow you to vote your shares without attending the Meeting. Your vote is very important and the Company encourages you to submit your proxy as soon as possible.

Q: What proposals are the shareholders being asked to consider?

A: The shareholders are being asked to consider and, if thought fit, to pass the following resolutions:

1. Approval of a 10:1 Share Consolidation

“It is resolved, as an ordinary resolution with immediate effect, that:

(a)	the authorised, issued, and outstanding shares of the Company (collectively, the “Shares”) be consolidated and divided by consolidating:

(i)	every 10 Class A Ordinary Shares of par value US$0.01 each into one Class A Ordinary Share of par value US$0.1 each;

(ii)	every 10 Class B Ordinary Shares of par value US$0.01 each into one Class B Ordinary Share of par value US$0.1 each; and

(iii)	every 10 Class C Ordinary Shares of par value US$0.01 each into one Class C Ordinary Share of par value US$0.1 each;

with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association (the “Share Consolidation”);

(b)	as a result of the Share Consolidation, the authorised share capital of the Company be amended from US$2,960,000 divided into 264,400,000 Class A Ordinary Shares of par value US$0.01 each, 30,600,000 Class B Ordinary Shares of par value US$0.01 each and 1,000,000 Class C Ordinary Shares of par value US$0.01 each to US$2,960,000 divided into 26,440,000 Class A Ordinary Shares of par value US$0.1 each, 3,060,000 Class B Ordinary Shares of par value US$0.1 each and 100,000 Class C Ordinary Shares of par value US$0.1 each; and

(c)	no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share.”

2. Approval of a Share Capital Increase

“It is resolved, as an ordinary resolution with effect immediately following the Share Consolidation, that the authorised share capital of the Company be increased from US$2,960,000 divided into 26,440,000 Class A Ordinary Shares of par value US$0.1 each, 3,060,000 Class B Ordinary Shares of par value US$0.1 each and 100,000 Class C Ordinary Shares of par value US$0.1 each, to US$29,600,000 divided into 264,400,000 Class A Ordinary Shares of par value US$0.1 each, 30,600,000 Class B Ordinary Shares of par value US$0.1 each and 1,000,000 Class C Ordinary Shares of par value US$0.1 each US$264,400,000 divided into 264,400,000 Class A Ordinary Shares of par value US$0.1 each, 30,600,000 Class B Ordinary Shares of par value US$0.1 each and 1,000,000 Class C Ordinary Shares of par value US$0.1 each, by the creation of 237,960,000 Class A Ordinary Shares of par value US$0.1 each, 27,540,000 Class B Ordinary Shares of par value US$0.1 each and 900,000 Class C Ordinary Shares of par value US$0.1 each (the “Share Capital Increase”).”

3. Adoption of Amended and Restated Memorandum of Association

“It is resolved, as a special resolution, that subject to and immediately following the Share Capital Increase being effected, the Company adopt amended and restated memorandum of association, in the form attached to the notice of meeting and proxy statement delivered to shareholders and dated April 24, 2026, in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect the Share Capital Increase.”

4. Adoption of Amended and Restated Articles of Association

“It is resolved, as a special resolution with immediate effect, that the Company adopt amended and restated articles of association, in the form attached to the notice of meeting and proxy statement delivered to shareholders and dated April 24, 2026, in substitution for, and to the exclusion of, the Company’s existing articles of association.”

5. Approval of Further Share Consolidations

“It is resolved as an ordinary resolution that:

(a)	conditional upon the approval of the board of directors of the Company (the “Board”) in its sole discretion, with effect as of the date the Board may determine (the “Effective Date”):

(i)	the authorised, issued, and outstanding Class A ordinary shares, Class B ordinary shares and Class C ordinary shares of the Company (collectively, the “Shares”) be consolidated at any one time or multiple times during a period of up to one year from the date of the Meeting, at the exact consolidation ratio and effective time as the Board may determine in its sole discretion, provided always that the accumulated consolidation ratio for all such share consolidation(s) (together, Further Share Consolidations, and each a Further Share Consolidation) shall not be less than 2:1 nor greater than 250:1, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association;

(ii)	no fractional Shares be issued in connection with the Further Share Consolidation(s) and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Further Share Consolidation(s), the total number of Shares to be received by such shareholder be rounded up to the next whole Share; and

(iii)	any change to the Company’s authorised share capital in connection with, and as necessary to effect, the Further Share Consolidation(s) be and is hereby approved, such amendment to be determined by the Board in its sole discretion; and

(b)	any one director or officer of the Company be and is hereby authorised, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Further Share Consolidation(s), if and when deemed advisable by the Board in its sole discretion.”

6. Adoption of Further Amended and Restated Memorandum of Association

“It is resolved, as a special resolution, that subject to and immediately following any and each Further Share Consolidation being effected, the Company adopt amended and restated memorandum of association in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect changes to the Company’s authorised share capital as a consequence of each such Further Share Consolidation.”

7.Approval of Adjournments

“It is resolved, as an ordinary resolution, to adjourn the general meeting to a later date or dates or sine die, if necessary or desirable, in the opinion of the directors, to permit further solicitation and vote of proxies if, at the time of the meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.”

Q: What are the recommendations of the Board of Directors?

A: THE BOARD OF DIRECTORS HAS DETERMINED THAT THE PROPOSALS ARE ADVISABLE AND IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS AND HAS UNANIMOUSLY APPROVED THE PROPOSALS DESCRIBED HEREIN. THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” ALL OF THESE PROPOSALS.

Q: When and where will the Meeting be held?

A: The Meeting will be held on May 15, 2026 at 9:30 A.M., Eastern Time (May 15, 2026, at 9:30 P.M., local time) at Room 1207-08, No. 2488 Huandao East Road, Huli District, Xiamen City, Fujian Province, The People’s Republic of China.

Q: Who is entitled to vote at the Meeting?

A: The Record Date for the Meeting is April 22, 2026. Only holders of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares of the Company as of the close of business on the Record Date are entitled to receive notice of and attend the Meeting or any adjournment or postponement thereof. Only holders of Class A and Class B ordinary shares of the Company of record on the Record Date are entitled to vote at the Meeting. As of the Record Date, there were 71,362,733 Class A ordinary shares, 10,576,308 Class B ordinary shares and 0 Class C ordinary shares outstanding. Each holder of the Company’s Class A ordinary shares shall be entitled to one vote in respect of each Class A ordinary share held by such holder on the Record Date and each holder of the Company’s Class B ordinary shares shall be entitled to 100 votes in respect of each Class B ordinary share held by such holder on the Record Date.

Q: What constitutes a quorum for the Meeting?

A: At the Meeting, shareholders holding shares that represent not less than one-third of the outstanding shares carrying the right to vote at the Meeting, present in person or by proxy or (in the case of a shareholder being a corporate entity) by its duly authorized representative, shall form a quorum.

Q: How many votes are required to approve the proposals?

A: The approval of Proposal No. 1 (Share Consolidation), 2 (Share Capital Increase), 5 (Further Share Consolidations) and 7 (Adjournment) requires the affirmative vote of a simple majority of votes cast by shareholders as, being entitled to do so, vote in person or, by proxy or, in the case of a shareholder being a corporation, by its duly authorized representative. The approval of Proposal No. 3 (A&R Memorandum), 4 (A&R Articles) and 6 (Fruther A&R Memorandum) each require the affirmative vote of not less than a two-thirds majority of votes cast. A properly executed proxy card marked “Abstain” with respect to any proposal will not be voted.

Q: How do the shareholders vote?

A: The shareholders have four voting options. You may vote using one of the following methods:

(1)	You may attend the Meeting and vote in person.

(2)	By submitting your completed proxy card on the Internet, which the Company encourages if you have Internet access, at www.transhare.com;

(3)	By submitting your completed proxy card via email at Proxy@Transhare.com;

(4)	By submitting your completed proxy card by mail or deposit to Attn: Proxy Team, Transhare Corporation, Bayside Center 1, 17755 North US Highway 19, Suite # 140, Clearwater FL 33764.

Q: How can I attend the Meeting?

A: The Meeting is open to all holders of the Company’s ordinary shares as of the Record Date and all duly appointed proxyholders. You may attend the Meeting in person at Room 1207-08, No. 2488 Huandao East Road, Huli District, Xiamen City, Fujian Province, The People’s Republic of China.

Q: May shareholders ask questions at the Meeting?

A: Yes. Representatives of the Company will answer questions of general interest at the end of the Meeting.

Q: If my shares are held in “street name” by a broker or other nominee, will my broker or nominee vote my shares for me?

A: Your broker or other nominee does not have authority to vote on non-routine matters. All of the proposals presented at the Meeting are considered non-routine matters. Your broker or other nominee will vote your shares held by it in “street name” with respect to these matters only if you provide instructions to it on how to vote.

Q: What if I do not vote on the matters relating to the proposals?

A: If you fail to vote or fail to instruct your broker or other nominee how to vote on any of the proposals, it will have no effect on such proposals. It will be treated as a “non-vote.”

Q: May I change my vote after I have delivered my proxy or voting instruction card?

A: Yes. You may change your vote at any time before your proxy is voted at the Meeting. You may do this in one of two ways:

1.	by delivering a completed proxy card bearing a later date than your original proxy card to the Company either online or by mailing it so that it is received prior to the Meeting;

2.	by attending the Meeting in person at Room 1207-08, No. 2488 Huandao East Road, Huli District, Xiamen City, Fujian Province, The People’s Republic of China, and casting your votes.

Your attendance at the Meeting alone will not revoke any proxy instructions.

If your shares are held in an account at a broker or other nominee, you should contact your broker or other nominee to change your vote.

Q: Do I have appraisal rights?

A: The shareholders do not have appraisal rights with respect to the matters to be voted upon at the Meeting.

Q: Whom should I call if I have questions about the proxy materials or voting procedures?

If you have questions about the proposals, or if you need assistance in submitting your proxy or voting your shares or need additional copies of this proxy statement or the enclosed proxy card, you should contact the Company, Room 1207-08, No. 2488 Huandao East Road, Huli District, Xiamen City, Fujian Province, The People’s Republic of China, or call +(86)- 592-5968189. If your shares are held in a stock brokerage account or by a bank or other nominee, you should contact your broker, bank, or other nominee for additional information.

Q: What do I need to do now?

A: After carefully reading and considering the information contained in this proxy statement, please vote your shares as soon as possible, so that your shares will be represented at the Meeting. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of your broker or other nominee.

Q: Who is paying for the expenses involved in preparing and mailing this proxy statement?

A: All of the expenses involved in preparing, assembling, and mailing these proxy materials and all costs of soliciting proxies will be paid for by the Company. In addition to the solicitation by mail, proxies may be solicited by the Company’s officers and other employees by telephone or in person. Such persons will receive no compensation for their services other than their regular salaries. Arrangements will also be made with brokerage houses and other custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the shares held of record by such persons, and the Company may reimburse such persons for reasonable out of pocket expenses incurred by them in so doing.

PROPOSAL NO. 1

SHARE CONSOLIDATION

To consider and approve a proposal to consolidate the Company’s authorised, issued and outstanding shares on a 10:1 basis with immediate effect, which shall result in the Company’s authorised share capital being amended from US$2,960,000 divided into 264,400,000 Class A Ordinary Shares of par value US$0.01 each, 30,600,000 Class B Ordinary Shares of par value US$0.01 each and 1,000,000 Class C Ordinary Shares of par value US$0.01 each to US$2,960,000 divided into 26,440,000 Class A Ordinary Shares of par value US$0.1 each, 3,060,000 Class B Ordinary Shares of par value US$0.1 each and 100,000 Class C Ordinary Shares of par value US$0.1 each.

General

The Board of Directors believes that it is in the best interest of the Company and the shareholders, and is hereby soliciting shareholder approval, to effect a share consolidation of the Company’s authorized and issued shares, at a ratio of 10-for-1 (the “Share Consolidation”), with immediate effect.

The Share Consolidation must be passed by ordinary resolution which requires the affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representative, at the Meeting.

The Share Consolidation will be implemented simultaneously for all authorized, issued, and outstanding shares. The Share Consolidation will affect all shareholders uniformly and will have no effect on the proportionate holdings of any individual shareholder, with the exception of adjustments related to the treatment of fractional shares (see below under the subheading “Fractional Shares”).

The Share Consolidation would reduce the number of:

(i)	authorised ordinary shares from 264,400,000 Class A Ordinary Shares of par value US$0.01 each, 30,600,000 Class B Ordinary Shares of par value US$0.01 each and 1,000,000 Class C Ordinary Shares of par value US$0.01 each to 26,440,000 Class A Ordinary Shares of par value US$0.1 each, 3,060,000 Class B Ordinary Shares of par value US$0.1 each and 100,000 Class C Ordinary Shares of par value US$0.1 each;

(ii)	issued and outstanding ordinary shares from 71,362,733 Class A Ordinary Shares of par value US$0.01 each, 10,576,308 Class B Ordinary Shares of par value US$0.01 each and 0 Class C Ordinary Shares of par value US$0.01 each to approximately 7,136,273 Class A Ordinary Shares of par value US$0.1 each, 1,057,631 Class B Ordinary Shares of par value US$0.1 each and 0 Class C Ordinary Shares of par value US$0.1 each.

Purpose of the Share Consolidation

The Company’s Class A ordinary shares are currently listed on Nasdaq under the symbol “CPOP.” Among other requirements, the listing maintenance standards established by Nasdaq require the ordinary shares to have a minimum closing bid price of at least $1.00 per share. Pursuant to Nasdaq Listing Rule 5550(a)(2), if the closing bid price of the Class A ordinary shares is not equal to or greater than $1.00 for 30 consecutive business days, Nasdaq will send a deficiency notice to the Company.

On November 10, 2025, the Company received a letter from the Listing Qualifications staff of Nasdaq notifying the Company that based on the closing bid price of the Company for the period from September 26, 2025 to November 7, 2025, the Company no longer meets the continued listing requirement under Nasdaq Listing Rule 5550(a)(2), to maintain a minimum bid price of $1.00 per share. The Nasdaq notification letter does not result in the immediate delisting of the Company’s Class A ordinary shares, and the shares will continue to trade uninterrupted under the symbol “CPOP.”

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has a compliance period of one hundred eighty (180) calendar days, or until May 11, 2026 (the “Compliance Period”), to regain compliance with Nasdaq’s minimum bid price requirement. If at any time during the Compliance Period, the closing bid price per share of the Company’s ordinary shares is at least $1.00 for a minimum of ten (10) consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed.

To regain compliance with Nasdaq’s minimum bid price requirement, the Board of Directors determined that it is in the best interest of the Company to solicit the approval of the shareholders to effect a share consolidation of the Company’s shares. The Board of Directors believes that without receiving the shareholders’ approval and without the closing price of the Class A ordinary shares otherwise meeting the $1.00 minimum closing bid price requirement, the Company’s Class A ordinary shares will likely be delisted from Nasdaq.

In the event the Class A ordinary shares were to be no longer eligible for continued listing on Nasdaq, the Company could be forced to seek to be traded on the OTC Bulletin Board or in the “pink sheets.” These alternative markets are generally considered to be less efficient than, and not as broad as, Nasdaq, and therefore less desirable. Accordingly, the Board of Directors believes delisting of the Class A ordinary shares would likely have a negative impact on the liquidity and market price of the Class A ordinary shares and may increase the spread between the “bid” and “ask” prices quoted by market makers.

The Board of Directors has considered the potential harm to the Company of a delisting from Nasdaq and believes that delisting could, among other things, adversely affect (i) the trading price of the Class A ordinary shares and (ii) the liquidity and marketability of the Class A ordinary shares. This could reduce the ability of holders of the Class A ordinary shares to purchase or sell Class A ordinary shares as quickly and as inexpensively as they have done historically.

Delisting could also adversely affect the Company’s relationships with customers, who may perceive the Company’s business less favorably, which would have a detrimental effect on the Company’s relationships with these entities.

Furthermore, if the Class A ordinary shares were to be no longer listed on Nasdaq, it may reduce the Company’s access to capital and cause the Company to have less flexibility in responding to its capital requirements. Certain institutional investors may also be less interested or prohibited from investing in the Class A ordinary shares, which may cause the market price of the Class A ordinary shares to decline.

Registration and Trading of the Company’s Class A ordinary shares

The Share Consolidation will not affect the registration of the Company’s Class A ordinary shares or the Company’s obligation to publicly file financial and other information with the U.S. Securities and Exchange Commission (the “SEC”). When the Share Consolidation is implemented, the Company’s Class A ordinary shares will begin trading on a post-split basis on the Effective Date that the Company announces by press release. In connection with the Share Consolidation, the CUSIP number of the Company’s Class A ordinary shares (which is an identifier used by participants in the securities industry to identify the Company’s Class A ordinary shares) will change.

Fractional Shares

No fractional shares will be issued to any shareholders in connection with the Share Consolidation. Any fractional shares resulting from the Share Consolidation shall be rounded up such that each shareholder will be entitled to receive one ordinary share in lieu of the fractional share that would have resulted from the Share Consolidation.

Authorized Shares

At the time the Share Consolidation is effective, the Company’s authorized shares will be consolidated at the same ratio meaning there will be a reduction in the number of the authorized shares in the Company by a factor of 10 (as set out above under the subheading “General”).

Street Name Holders of Class A ordinary shares

The Company intends for the Share Consolidation to treat shareholders holding Class A ordinary shares in street name through a nominee (such as a bank or broker) in the same manner as shareholders whose shares are registered in their names. Nominees will be instructed to effect the Share Consolidation for their beneficial holders. However, nominees may have different procedures. Accordingly, shareholders holding Class A ordinary shares in street name should contact their nominees.

Share Certificates

Mandatory surrender of certificates is not required by the Company’s shareholders. The Company’s transfer agent will adjust the record books of the Company to reflect the Share Consolidation as of the Effective Date. New certificates will not be mailed to shareholders.

Resolution

The Board of Directors proposes to solicit shareholder approval to effect a Share Consolidation as a matter of Cayman Islands law of the Company’s authorized and issued shares at a ratio of 10-for-1 with immediate effect. The resolution to be put to the shareholders to consider and to vote upon at the Meeting in relation to the Share Consolidation is:

“IT IS RESOLVED, as an ordinary resolution with immediate effect, that:

(a).	the authorised, issued, and outstanding shares of the Company (collectively, the “Shares”) be consolidated and divided by consolidating:

(i)	every 10 Class A Ordinary Shares of par value US$0.01 each into one Class A Ordinary Share of par value US$0.1 each;

(ii)	every 10 Class B Ordinary Shares of par value US$0.01 each into one Class B Ordinary Share of par value US$0.1 each; and

(iii)	every 10 Class C Ordinary Shares of par value US$0.01 each into one Class C Ordinary Share of par value US$0.1 each;

(b)	as a result of the Share Consolidation, the authorised share capital of the Company be amended from US$2,960,000 divided into 264,400,000 Class A Ordinary Shares of par value US$0.01 each, 30,600,000 Class B Ordinary Shares of par value US$0.01 each and 1,000,000 Class C Ordinary Shares of par value US$0.01 each to US$2,960,000 divided into 26,440,000 Class A Ordinary Shares of par value US$0.1 each, 3,060,000 Class B Ordinary Shares of par value US$0.1 each and 100,000 Class C Ordinary Shares of par value US$0.1 each; and

(c)	no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share.”

Vote Required to Approve Proposal No. 1

Proposal No. 1 will be approved only if it receives the affirmative vote of at least a simple majority of the votes cast at the Meeting by the shareholders present in person or represented by proxy and entitled to vote on the proposal, either in person, by proxy or by authorized representative, assuming a quorum is attained.

THE BOARD OF DIRECTORS RECOMMEND

A VOTE FOR

THE SHARE CONSOLIDATION

PROPOSAL NO. 2

SHARE CAPITAL INCREASE

Subject to approval by shareholders of Proposal No. 1 (the Share Consolidation) and with effect immediately following the Share Consolidation, to consider and approve the authorised share capital of the Company being increased from US$2,960,000 divided into 26,440,000 Class A Ordinary Shares of par value US$0.1 each, 3,060,000 Class B Ordinary Shares of par value US$0.1 each and 100,000 Class C Ordinary Shares of par value US$0.1 each to US$29,600,000 divided into 264,400,000 Class A Ordinary Shares of par value US$0.1 each, 30,600,000 Class B Ordinary Shares of par value US$0.1 each and 1,000,000 Class C Ordinary Shares of par value US$0.1 each (the “Share Capital Increase”).

The purpose of the Share Capital Increase is to provide the Company with additional authorized shares for future corporate purposes, including potential equity financings, acquisitions, employee incentive plans, and other general corporate purposes. The Share Capital Increase does not result in any immediate issuance of shares and does not dilute existing shareholders’ ownership.

The Share Capital Increase will create 237,960,000 additional Class A Ordinary Shares of par value US$0.1 each, 27,540,000 additional Class B Ordinary Shares of par value US$0.1 each and 900,000 additional Class C Ordinary Shares of par value US$0.1 each.

Vote Required to Approve Proposal No. 2

Proposal No. 2 will be approved only if it receives the affirmative vote of at least a simple majority of the votes cast at the Meeting by the shareholders present in person or represented by proxy and entitled to vote on the proposal, either in person, by proxy or by authorized representative, assuming a quorum is attained.

Proposal No. 2 is conditional upon approval by shareholders of Proposal No. 1 (the Share Consolidation).

Resolution

The Board of Directors proposes to solicit shareholder approval to effect a Share Capital Increase as a matter of Cayman Islands law. The resolution to be put to the shareholders to consider and to vote upon at the Meeting in relation to the Share Capital Increase is:

“IT IS RESOLVED, as an ordinary resolution with effect immediately following the Share Consolidation, that the authorised share capital of the Company be increased from US$2,960,000 divided into 26,440,000 Class A Ordinary Shares of par value US$0.1 each, 3,060,000 Class B Ordinary Shares of par value US$0.1 each and 100,000 Class C Ordinary Shares of par value US$0.1 each, to US$29,600,000 divided into 264,400,000 Class A Ordinary Shares of par value US$0.1 each, 30,600,000 Class B Ordinary Shares of par value US$0.1 each and 1,000,000 Class C Ordinary Shares of par value US$0.1 each, by the creation of 237,960,000 Class A Ordinary Shares of par value US$0.1 each, 27,540,000 Class B Ordinary Shares of par value US$0.1 each and 900,000 Class C Ordinary Shares of par value US$0.1 each (the “Share Capital Increase”).”

THE BOARD OF DIRECTORS RECOMMEND

A VOTE FOR

THE SHARE CAPITAL INCREASE

PROPOSAL NO. 3

AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION

Subject to approval by shareholders of Proposal No. 2 (the Share Capital Increase) and with effect immediately following the Share Capital Increase, to consider and approve the adoption of an amended and restated memorandum of association to reflect the Share Capital Increase (the “A&R Memorandum”), in substitution for, and to the exclusion of, the Company’s existing memorandum of association.

A draft of the form of the A&R Memorandum, showing the changes to be made to the existing memorandum of association, is attached at Annex A of this proxy statement.

Vote Required to Approve Proposal No. 3

Proposal No. 3 will be approved only if it receives the affirmative vote of at least a two-thirds majority of the votes cast at the Meeting by the shareholders present in person or represented by proxy and entitled to vote on the proposal, either in person, by proxy or by authorized representative, assuming a quorum is attained.

Proposal No. 3 is conditional upon approval by shareholders of Proposal No. 2 (the Share Capital Increase).

Resolution

“IT IS RESOLVED, as a special resolution, that subject to and immediately following the Share Capital Increase being effected, the Company adopt amended and restated memorandum of association, in the form attached to the notice of meeting and proxy statement delivered to shareholders and dated April 24, 2026, in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect the Share Capital Increase.”

THE BOARD OF DIRECTORS RECOMMEND

A VOTE FOR

THE AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION

PROPOSAL NO. 4

AMENDED AND RESTATED ARTICLES OF ASSOCIATION

To consider and approve the adoption of amended and restated articles of association to reflect changes to the notice and quorum requirements for general meetings (the “A&R Articles”), in substitution for, and to the exclusion of, the Company’s existing articles of association, with immediate effect.

A draft of the form of the A&R Articles, showing the changes to be made to the existing articles of association, is attached at Annex B of this proxy statement.

Vote Required to Approve Proposal No. 4

Proposal No. 4 will be approved only if it receives the affirmative vote of at least a two-thirds majority of the votes cast at the Meeting by the shareholders present in person or represented by proxy and entitled to vote on the proposal, either in person, by proxy or by authorized representative, assuming a quorum is attained.

Resolution

“IT IS RESOLVED, as a special resolution with immediate effect, that the Company adopt amended and restated articles of association, in the form attached to the notice of meeting and proxy statement delivered to shareholders and dated April 24, 2026, in substitution for, and to the exclusion of, the Company’s existing articles of association.”

THE BOARD OF DIRECTORS RECOMMEND

A VOTE FOR

THE AMENDED AND RESTATED ARTICLES OF ASSOCIATION

PROPOSAL NO. 5

FUTURE SHARE CONSOLIDATIONS

To consider and approve a proposal to authorise the Board of Directors to approve, at their discretion, one or more share consolidations (each a “Further Share Consolidation”) during a period of up to one year from the date of the Meeting, provided that the accumulated consolidation ratio for all such share consolidations shall not be less than 2:1 nor greater than 250:1.

While Proposal No. 1 seeks shareholder approval for an immediate 10:1 share consolidation to regain compliance with Nasdaq’s minimum bid price requirement, there is no assurance that the Share Consolidation will result in sustained compliance. The market price of the Company’s Class A ordinary shares will continue to be based on the Company’s performance and other factors, many of which are unrelated to the number of shares outstanding. If the Company’s share price declines following the Share Consolidation, the Company may again fall out of compliance with Nasdaq’s minimum bid price requirement.

Proposal No. 5 gives the Board of Directors the flexibility to effect additional share consolidations during a period of up to one year from the date of the Meeting, at a consolidation ratio not less than 2:1 nor greater than 250:1, as market conditions may require to maintain compliance with Nasdaq listing requirements. This authorization would allow the Company to respond quickly to market conditions without the expense and delay of convening additional shareholder meetings.

The Board of Directors believes that having this flexibility is in the best interests of the Company and its shareholders, as it provides an efficient mechanism to maintain the Company’s Nasdaq listing and avoid the adverse consequences of delisting described above in Proposal No. 1.

Vote Required to Approve Proposal No. 5

Proposal No. 5 will be approved only if it receives the affirmative vote of at least a simple majority of the votes cast at the Meeting by the shareholders present in person or represented by proxy and entitled to vote on the proposal, either in person, by proxy or by authorized representative, assuming a quorum is attained.

Resolution

“IT IS RESOLVED, as an ordinary resolution, that:

(a)	conditional upon the approval of the board of directors of the Company (the “Board”) in its sole discretion, with effect as of the date the Board may determine (the “Effective Date”):

(i)	the authorised, issued, and outstanding Class A ordinary shares, Class B ordinary shares and Class C ordinary shares of the Company (collectively, the “Shares”) be consolidated at any one time or multiple times during a period of up to one year from the date of the Meeting, at the exact consolidation ratio and effective time as the Board may determine in its sole discretion, provided always that the accumulated consolidation ratio for all such share consolidation(s) (together, Further Share Consolidations, and each a Further Share Consolidation) shall not be less than 2:1 nor greater than 250:1, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association;

(ii)	no fractional Shares be issued in connection with the Further Share Consolidation(s) and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Further Share Consolidation(s), the total number of Shares to be received by such shareholder be rounded up to the next whole Share; and

(iii)	any change to the Company’s authorised share capital in connection with, and as necessary to effect, the Further Share Consolidation(s) be and is hereby approved, such amendment to be determined by the Board in its sole discretion; and

(b)	any one director or officer of the Company be and is hereby authorised, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Further Share Consolidation(s), if and when deemed advisable by the Board in its sole discretion.”

THE BOARD OF DIRECTORS RECOMMEND

A VOTE FOR

THE FUTURE SHARE CONSOLIDATIONS AUTHORIZATION

PROPOSAL NO. 6

ADOPTION OF FURTHER AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION

To consider and approve, as a special resolution, that subject to and immediately following any and each Further Share Consolidation being effected, the Company adopt amended and restated memorandum of association in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect changes to the Company’s authorised share capital as a consequence of each such Further Share Consolidation.

Vote Required to Approve Proposal No. 6

Proposal No. 6 will be approved only if it receives the affirmative vote of at least a two-thirds majority of the votes cast at the Meeting by the shareholders present in person or represented by proxy and entitled to vote on the proposal, either in person, by proxy or by authorized representative, assuming a quorum is attained.

Resolution

“IT IS RESOLVED, as a special resolution, that subject to and immediately following any and each Further Share Consolidation being effected, the Company adopt amended and restated memorandum of association in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect changes to the Company’s authorised share capital as a consequence of each such Further Share Consolidation.”

THE BOARD OF DIRECTORS RECOMMEND

A VOTE FOR

THE ADOPTION OF FURTHER AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION

PROPOSAL NO. 7

ADJOURNMENT

To consider and approve, as an ordinary resolution, to adjourn the Meeting to a later date or dates or sine die, if necessary or desirable, in the opinion of the Board of Directors, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

Vote Required to Approve Proposal No. 7

Proposal No. 7 will be approved only if it receives the affirmative vote of at least a simple majority of the votes cast at the Meeting by the shareholders present in person or represented by proxy and entitled to vote on the proposal, either in person, by proxy or by authorized representative, assuming a quorum is attained.

Resolution

“IT IS RESOLVED, as an ordinary resolution, to adjourn the general meeting to a later date or dates or sine die, if necessary or desirable, in the opinion of the directors, to permit further solicitation and vote of proxies if, at the time of the meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.”

THE BOARD OF DIRECTORS RECOMMEND

A VOTE FOR

THE ADJOURNMENT PROPOSAL

OTHER MATTERS

The Board of Directors is not aware of any other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By order of the Board of Directors

Date: April 24, 2026	/s/ Zhuoqin Huang
Zhuoqin Huang
Chief Executive Officer, Director, and Chairman of the Board of Directors

ANNEX A

ANNEX B